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Exhibit 2

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

BARRICK AND FALCONBRIDGE TO PARTNER
ON KABANGA NICKEL PROJECT IN TANZANIA

Toronto, Ontario, February 12, 2004 — Barrick Gold Corporation ["Barrick"] (TSX and NYSE: ABX) and Falconbridge Limited ["Falconbridge"] (TSX: FL) today announced that they have signed a Letter of Intent providing for the exploration and development of the Kabanga nickel deposit in Tanzania, subject to completion of due diligence by Falconbridge and the negotiation of definitive agreements.

The Kabanga Nickel Project was acquired by Barrick in the Sutton Resources transaction in 1999. Since the acquisition, Barrick has significantly enhanced the value of the Project by increasing the known resource estimate at Kabanga Main and discovering the adjacent MNB deposit. The Project is located in northwestern Tanzania, approximately 385 kilometres west of the Bulyanhulu gold mine and 100 kilometres northwest of the Tulawaka gold project, which is currently under construction.

The Letter of Intent states that Falconbridge can earn a 50% interest in Kabanga and be the project operator by:

  •
  Funding the next US$45 million of expenditures on the execution of a well-defined work plan;

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  Completing a feasibility study within three years; and,

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  Making certain other payments totalling US$13.5 million to Barrick upon achieving certain milestones.

The Kabanga nickel sulphide mineralization is associated with ultramafic bodies intruded into metasediments in a geological setting comparable to the Thompson nickel belt in Manitoba, Canada. Based on Barrick's resource model of February 2003, Kabanga Main consists of an inferred resource of 26.4 million tonnes grading 2.6% nickel for approximately 700,000 tonnes of contained nickel*. Barrick is in the process of revising the resource estimate to incorporate the results of a successful drilling program in 2003.

The Kabanga deposit is open at depth and has significant upside potential. In addition, the property consists of a large regional land package on the highly prospective Kagera belt. Falconbridge and Barrick have jointly planned an initial 70,000-metre drilling and geophysical program to fully explore the Kabanga deposit and other high quality targets in the area. The primary objective of the planned program is to expand and improve the confidence level of the mineral resource and to complete a feasibility study within the three-year option period.

"We are delighted to have a world-class fully-integrated nickel producer like Falconbridge participating with us in the Kabanga Project," said Greg Wilkins, Barrick's President and Chief Executive Officer. "Their technical expertise, downstream facilities and intimate knowledge of the nickel market will continue to increase the potential of the Kabanga Project and the Kagera belt while allowing us to focus on building our five new gold projects."

*
Resource calculations were prepared by employees of Barrick, and Barrick's exploration programs are designed and conducted, under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. Certain statements included herein that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "contemplate", "tartet", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and our forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of commodities (such as gold, nickel, silver, copper, diesel fuel and electricity) and currencies; changes in interest rates; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Form 40-F/Annual Information on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

  Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

"We are very pleased to form this joint venture with Barrick, who has a successful track record as a developer and operator in Tanzania," said Falconbridge's President and Chief Executive Officer, Aaron Regent. "This new partnership provides Falconbridge with an exciting opportunity to secure additional high-quality nickel sulphide resources, allowing us to further diversify our nickel production and to deploy feed to our smelting and refining operations."

Barrick Gold Corporation is building new, low-cost, long-life mines in highly prospective gold mining districts around the globe. It has the lowest cash costs among major gold producers, and the only A-rated balance sheet, with a cash position of nearly $1 billion. Barrick's shares trade under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

Contacts:
Barrick Gold Corporation	Falconbridge Limited
Investor Relations:	Investor Relations:
Darren Blasutti, Vice President	Denis Couture, Vice-President
Tel: (416) 307-7341	Tel: (416) 982-7020
Email: dblasutti@barrick.com	Email: denis.couture@toronto.norfalc.com
Kathy Sipos, Director Tel: (416) 307-7441 Email: ksipos@barrick.com
Media:	Media:
Vincent Borg, Vice President,	Dale Coffin, Director,
Corporate Communications	External Communications
Tel: (416) 307-7477	Tel: (416) 982-7161
Email: vborg@barrick.com	Email: dale.coffin@toronto.norfalc.com

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BARRICK AND FALCONBRIDGE TO PARTNER ON KABANGA NICKEL PROJECT IN TANZANIA